UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-32732

Embarq Corporation

(Exact name of registrant as specified in its charter)

5454 W. 110th Street

Overland Park, Kansas 66211, (913) 323-4637

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
6.738% Notes due 2013
7.082% Notes due 2016
7.995% Notes due 2036

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                          ☒

Rule 12g-4(a)(2)                                ☐

Rule 12h-3(b)(1)(i)                                      ☒

Rule 12h-3(b)(1)(ii)                            ☐

Rule 15d-6                                       ☐

Approximate number of holders of record as of the certification or notice date:

Common Stock:  1
6.738% Notes due 2013:  65
7.082% Notes due 2016:  89
7.995% Notes due 2036:  91

Pursuant to the requirements of the Securities Exchange Act of 1934, Embarq Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EMBARQ CORPORATION

Date: July 13, 2009	By: /s/ Stacey W. Goff

Name: Stacey W. Goff
Title: Executive Vice President, General
Counsel and Assistant Secretary